SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Furiex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36106P101

(CUSIP Number)

D. E. Shaw & Co., L.P.

Attn: Compliance Department

1166 Avenue of the Americas, 9th Floor

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 1, 2014

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36106P101
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This information is as of July 3, 2014. See Item 5 for additional details.

CUSIP No. 36106P101
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1)	This information is as of July 3, 2014. See Item 5 for additional details.

CUSIP No. 36106P101
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER -0-
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER -0- (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This information is as of July 3, 2014. See Item 5 for additional details.

Item 1.	Security and the Issuer

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 16, 2014 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

In acquiring 295,000 additional Common Shares owned by Valence since June 16, 2014, Valence expended approximately $30,911,050 (excluding commissions) of its working capital.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a), (b) On July 1, 2014, the Issuer was acquired by Forest Laboratories, Inc. in a merger transaction (the “Merger Transaction”) pursuant to which all shares of Common Stock were converted into the right to receive cash and contingent value rights. As a result of that transaction, none of the Reporting Persons beneficially owns any shares of Common Stock.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares from June 16, 2014 through July 3, 2014, which were all brokered transactions, are set forth below:

Name	Date	Price per Share[1]	Number of Shares Purchased/(Sold)
DESIM[2]	6/16/2014	104.98	1,583
Valence	6/16/2014	105.00	15,000
DESIM[3]	6/17/2014	104.83	404
DESIM[4]	6/18/2014	104.32	600
Valence	6/18/2014	104.35	25,000
Asymptote	6/19/2014	104.45	(33)
DESIM	6/19/2014	104.24	100
Valence	6/19/2014	104.30	25,000
DESIM[5]	6/23/2014	104.14	433
DESIM	6/24/2014	104.31	100
Valence	6/24/2014	100.00	(300)[6]
DESIM[7]	6/25/2014	104.11	300
Valence	6/25/2014	100.00	(100)[8]
DESIM	6/27/2014	104.78	100
Valence	6/27/2014	100.00	(1,000)[9]
DESIM[10]	6/30/2014	105.11	205
DESIM[11]	6/30/2014	106.46	300
Valence	6/30/2014	100.00	(6,800)[12]
Valence	6/30/2014	105.00	(2,700)[13]
DESIM[14]	7/1/2014	106.11	300
Valence[15]	7/1/2014	104.87	240,000
Valence	7/1/2014	100.00	(1,800)[16]
Valence	7/1/2014	105.00	(2,400)[17]

(e) On July 1, 2014, as a result of the Merger Transaction, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Stock.

[1]	Where weighted average price is used for the reported transactions, the reporting person undertakes to provide upon request by the U.S. Securities and Exchange Commission, full information regarding the number of shares purchased or sold at each separate price.
[2]	A weighted average price based on prices ranging from $104.81 to $105.04.
[3]	A weighted average price based on prices ranging from $104.70 to $105.00.
[4]	A weighted average price based on prices ranging from $104.29 to $104.39.
[5]	A weighted average price based on prices ranging from $104.10 to $104.18.
[6]	These shares were sold as a result of the expiry of listed call options with a strike price of $100.
[7]	A weighted average price based on prices ranging from $104.01 to $104.22.
[8]	These shares were sold as a result of the expiry of listed call options with a strike price of $100.
[9]	These shares were sold as a result of the expiry of listed call options with a strike price of $100.
[10]	A weighted average price based on prices ranging from $104.89 to $105.36.
[11]	A weighted average price based on prices ranging from $106.11 to $106.69.
[12]	These shares were sold as a result of the expiry of listed call options with a strike price of $100.
[13]	These shares were sold as a result of the expiry of listed call options with a strike price of $105.
[14]	A weighted average price based on prices ranging from $105.73 to $106.49.
[15]	A weighted average price based on prices ranging from $104.77 to $105.02.
[16]	These shares were sold as a result of the expiry of listed call options with a strike price of $100.
[17]	These shares were sold as a result of the expiry of listed call options with a strike price of $105.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

Valence sold listed put option contracts based upon the value of the Common Shares. In addition to the Common Shares that it beneficially owned without reference to these contracts, as of July 1, 2014, Valence had long economic exposure to 10,000 Common Shares through such contracts. Valence sold listed call option contracts based upon the value of the Common Shares, which contracts related to 4,900 underlying Common Shares as of July 1, 2014. Following the Merger Transaction, the expirations of the Issuer’s options were accelerated, and settlement will take place through OCC’s cash settlement system. As of July 1, 2014, Valence maintained an open short position on 5,100 Common Shares, and accounts managed by DESIM also maintained open short positions on 3,570 Common Shares.

These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts.

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the person listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated June 22, 2012 (incorporated by reference to the original Schedule 13D filed on June 16, 2014).

Exhibit 2	Joint Filing Agreement, by and among the Reporting Persons, dated June 16, 2014 (incorporated by reference to the original Schedule 13D filed on June 16, 2014).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2014

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw